Exhibit 99(a)(8)
Press Release
FOR IMMEDIATE RELEASE
For additional information:
Deutsche Bank Press Office (212) 454-2085
Shareholder Account Information (800) 294-4366
DWS Closed-End Funds (800) 349-4281
The European Equity Fund, Inc. Announces Commencement of Tender Offer
          NEW YORK, NY January 7, 2011 — The European Equity Fund, Inc. (NYSE: EEA) (the “Fund”) announced the commencement of a self tender offer on the terms and subject to the conditions set forth in the Fund’s Offer to Repurchase and the related Letter of Transmittal, which are being mailed to stockholders commencing today.
          The Fund is offering to purchase up to 5% of its issued and outstanding shares of common stock at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on the next business day after the date on which the offer expires. The Fund normally calculates its NAV per share at 11:30 a.m. New York time on each day during which the New York Stock Exchange is open for trading. The tender offer will terminate at 5:00 p.m. Eastern Time on February 8, 2011, unless extended. If more than 5% of the Fund’s outstanding shares are tendered in the offer and the Fund purchases shares in accordance with the terms of the offer, it will purchase shares from tendering shareholders on a pro rata basis.
          The offer is being made in accordance with the Discount Management Program (the “Program”) approved by the Fund’s Board of Directors in July 2010. The Program provides for up to four, consecutive, semi-annual tender offers, each of which will be conducted by the Fund if its shares trade at an average discount to NAV of more than 10% during the applicable twelve-week measurement period, as they did in the initial measurement period, which commenced on September 1, 2010.
          The tender offer referred to in this announcement will be made only by the Offer to Repurchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Repurchase will be made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction’s laws.

          For more information on the tender offer, please contact the Fund’s information agent, The Altman Group, Inc. at 1-800-884-5101.
          For more information on EEA, including the most recent month-end performance, visit www.dws-investments.com or call (800) 349-4281.
The European Equity Fund, Inc. is a diversified, closed-end investment company seeking long-term capital appreciation through investment primarily (normally at least 80% of its assets) in equity and equity-linked securities of companies domiciled in European countries utilizing the Euro currency. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly.
Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and, once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value. There can be no assurance that the Program will be effective in reducing the Fund’s market discounts.
This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.
This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund is filing today with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Stockholders of the Fund should read the offer to purchase and the tender offer statement on Schedule TO, the letter of transmittal and related exhibits, as they contain important information about the Fund’s tender offer. Stockholders can obtain these documents free of charge from the Securities and Exchange Commission’s website at www.sec.gov. or from the Fund’s information agent, The Altman Group, Inc. at 1-800-884-5101.
Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE
NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company. R-20423-1 (1/11)